UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

Unaudited Condensed Consolidated Interim Financial Statements

PagSeguro Digital Ltd.

As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020 and 2019

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020 and 2019

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	1
Unaudited condensed consolidated interim statement of income	3
Unaudited condensed consolidated interim statement of comprehensive income	4
Unaudited condensed consolidated interim statement of changes in equity	5
Unaudited condensed consolidated interim statement of cash flows	6
Notes to the unaudited condensed consolidated interim financial statements	7

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of September 30, 2020 and December 31, 2019
(All amounts in thousands of reais)

	Note	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	1,595,148	1,403,955
Financial investments	6	863,311	1,349,666
Accounts receivable	7	13,538,587	10,477,179
Inventories		34,890	61,936
Taxes recoverable		285,086	171,561
Other receivables		66,223	84,099
Total current assets		16,383,245	13,548,396

Non-current assets
Judicial deposits		6,800	5,651
Accounts receivable	7	27,847	29,943
Deferred income tax and social contribution	17	97,610	–
Prepaid expenses		12,075	7,215
Investment		1,500	1,500
Property and equipment	10	1,275,072	399,990
Intangible assets	11	820,414	589,553

Total non-current assets		2,241,318	1,033,852

Total assets		18,624,563	14,582,248

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet
As of September 30, 2020 and December 31, 2019
(All amounts in thousands of reais)

	Note	September 30, 2020	December 31, 2019
Liabilities and equity
Current Liabilities
Payables to third parties	12	7,660,026	5,326,290
Trade payables		214,686	256,281
Payables to related parties	8	130,836	22,187
Deposits	13	133,688	–
Salaries and social security charges	14	107,213	106,812
Taxes and contributions	15	28,227	124,004
Provision for contingencies	16	14,553	11,849
Other liabilities		198,644	45,640
Total current liabilities		8,487,873	5,893,063

Non-current liabilities
Deferred income tax and social contribution	17	1,035,012	630,950
Deposits	13	61,617	–
Other liabilities		90,992	43,287
Total non-current liabilities		1,187,621	674,237

Total liabilities		9,675,494	6,567,300

Equity
Share capital	18	26	26
Capital reserve	18	5,773,200	5,781,503
Other comprehensive income	18	175	(190)
Equity valuation adjustments	18	(22,372)	(22,372)
Retained earnings	18	3,190,974	2,274,864
Treasury shares	18	(15,598)	(41,267)
		8,926,405	7,992,564

Non-controlling interests		22,664	22,384

Total equity		8,949,069	8,014,948

Total liabilities and equity		18,624,563	14,582,248

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income
For the three and nine-month periods ended September 30, 2020 and 2019
(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Revenue from transaction activities and other services	20	1,211,971	879,355	3,035,237	2,391,299
Revenue from sales	20	—	14,939	—	145,982
Financial income	20	544,755	537,832	1,566,270	1,465,503
Other financial income	20	24,747	30,833	124,705	101,257

Total revenue and income		1,781,473	1,462,959	4,726,212	4,104,041

Cost of sales and services	21	(1,057,233)	(684,262)	(2,619,159)	(1,986,434)
Selling expenses	21	(151,626)	(164,556)	(451,850)	(378,613)
Administrative expenses	21	(197,109)	(134,585)	(377,145)	(336,822)
Financial expenses	21	(16,255)	(6,510)	(79,690)	(14,553)
Other income (expenses), net	21	(7,060)	(4,910)	62,413	(8,983)

Profit before income taxes		352,190	468,136	1,260,781	1,378,636

Current income tax and social contribution	17	(13,349)	12,515	(35,117)	(38,974)

Deferred income tax and social contribution	17	(75,412)	(138,054)	(309,007)	(364,574)

Income tax and social contribution		(88,761)	(125,539)	(344,124)	(403,548)

Net income for the period		263,429	342,597	916,657	975,088

Attributable to:
Equity holders of the parent		263,304	342,243	916,110	973,955
Non-controlling interests		125	354	547	1,133

Basic earnings per common share - R$	19	0.8001	1.0685	2.7838	3.0409
Diluted earnings per common share - R$	19	0.7988	1.0352	2.7791	2.9460

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income
For the three and nine-month periods ended September 30, 2020 and 2019
(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Net income for the period	263,429	342,597	916,657	975,088
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	660	135	1,211	(471)
Loss on investments designated at fair value through OCI	(721)	12	(846)	(57)

Other comprehensive income for the period	263,368	342,744	917,022	974,560

Attributable to
Equity holders of the parent	263,243	342,390	916,475	973,428
Non-controlling interests	125	354	547	1,132
Net income for the period	263,368	342,744	917,022	974,560

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity
For the nine-month periods ended September 30, 2020 and 2019
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity
On December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the period	18	-	-	-	-	973,956	-	-	973,956	1,133	975,089
Currency translation adjustment	18	-	-	-	-	-	-	(471)	(471)	-	(471)
Loss on financial assets through other comprehensive income	18	-	-	-	-	-	-	(57)	(57)	-	(57)
Non-controlling acquisition	18	-	-	-	-	-	(14,784)	-	(14,784)	(1,338)	(16,122)
Shares issued	18	-	-	36,231	(36,231)	-	-	-	-	-	-
Share based long term incentive plan (LTIP)	18	-	-	-	72,099	-	-	-	72,099	-	72,099
									-
On September 30, 2019		26	(39,532)	5,683,494	76,739	1,883,223	(22,372)	(265)	7,581,313	23,601	7,604,914
Net income for the period	18	-	-	-	-	391,641	-	-	391,641	295	391,936
Currency translation adjustment	18	-	-	-	-	-	-	46	46	-	46
Loss on financial assets through other comprehensive income	18	-	-	-	-	-	-	29	29	-	29
Non-controlling acquisition	18	-	-	-	-	-	-	-	-	(1,512)	(1,512)
Shares issued	18	-	-	2,761	(2,761)	-	-	-	-	-	-
Share based long term incentive plan (LTIP)	18	-	-	-	21,270	-	-	-	21,270	-	21,270
Acquisition of treasury shares	18	-	(1,735)	-	-	-	-	-	(1,735)	-	(1,735)
									-
On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the period	18	-	-	-	-	916,110	-	-	916,110	547	916,657
Currency translation adjustment	18	-	-	-	-	-	-	1,211	1,211	-	1,211
Loss on financial assets through other comprehensive income	18	-	-	-	-	-	-	(846)	(846)	-	(846)
Non-controlling acquisition	18	-	-	-	-	-	-	-	-	(267)	(267)
Shares issued	18	-	-	3,834	(3,834)	-	-	-	-	-	-
Share based long term incentive plan (LTIP)	18	-	-	-	62,140	-	-	-	62,140	-	62,140
Acquisition of treasury shares	18	-	(44,774)	-	-	-	-	-	(44,774)	-	(44,774)
Distribution of LTIP with treasury shares		-	70,443	-	(70,443)	-	-	-	-	-	-

On September 30, 2020		26	(15,598)	5,690,089	83,111	3,190,974	(22,372)	175	8,926,405	22,664	8,949,069

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows
For the nine-month periods ended September 30, 2020 and 2019
(All amounts in thousands of reais)

	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,260,781	1,378,636
Expenses (revenues) not affecting cash:
Depreciation and amortization	242,513	82,208
Chargebacks	212,969	136,741
Accrual of provision for contingencies	1,971	846
Reversal of taxes and contributions	(84,294)	-
Share based long term incentive plan (LTIP)	47,499	72,099
Inventory provisions	-	(30,031)
Other financial cost, net	28,487	(51,552)

Changes in operating assets and liabilities
Accounts receivable	(3,446,658)	(2,322,955)
Financial investments (mandatory guarantee)	(127,832)	-
Inventories	27,046	59,497
Taxes recoverable	(103,693)	(18,763)
Other receivables	16,785	(21,617)
Other liabilities	119,969	(5,767)
Payables to third parties	2,307,596	84,128
Trade payables	(44,914)	19,758
Receivables from (payables to) related parties	107,376	4,078
Deposits	193,642	-
Salaries and social charges	14,038	42,226
Taxes and contributions	(26,143)	13,917
Provision for contingencies	(1,100)	-

	746,039	(556,550)

Income tax and social contribution paid	(26,053)	(65,735)
Interest income received	175,500	394,966

NET CASH (PROVIDED BY) USED IN OPERATING ACTIVITIES	895,486	(227,319)

CASH FLOWS FROM INVESTING ACTIVITIES

Amount paid on acquisitions, net of cash acquired	(5,351)	(18,047)
Purchases of property and equipment	(917,255)	(206,961)
Purchases and development of intangible assets	(373,605)	(256,741)
Redemption (acquisition) of financial investments	636,432	(1,724,877)

NET CASH USED IN INVESTING ACTIVITIES	(659,779)	(2,206,626)

CASH FLOWS FROM FINANCING ACTIVITIES

Acquisition of treasury shares	(44,774)	-
Transaction with non-controlling interest	-	(15,992)
Capital increase by non-controlling shareholders	261	969

NET CASH PROVIDED BY FINANCING ACTIVITIES	(44,513)	(15,023)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	191,194	(2,448,968)
Cash and cash equivalents at the beginning of the period	1,403,955	2,763,050
Cash and cash equivalents at the end of the period	1,595,148	314,082

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020

(All amounts in thousands of reais unless otherwise stated)

1.    General information

PagSeguro Digital Ltd. ("PagSeguro Digital" or the “Company”) is a holding company, subsidiary of Universo Online S.A. ("UOL"), referred to together with its subsidiaries as the "PagSeguro Group", was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. ("PagSeguro Brazil") were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses ("SMEs").

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Ltda. ("Boa Compra"), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A. (“BIVA”), Fundo de Investimento em Direitos Creditórios - PagSeguro (“FIDC”), Tilix Digital S.A. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) RegistraSeguro S.A. (“RegistraSeguro”), CDS Correspondente Bancário LTDA. (“CDS”) and Zygo Serviços de Tecnologia S.A.(“ZYGO”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS is not consolidated in these financial statements.

These consolidated financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC, TILIX, YAMÍ, RegistraSeguro, CDS and ZYGO.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

1.1.    Initial Public Offering (“IPO”) and Follow-on public offering

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering.

1.2.    Long-Term Incentive Plan (“LTIP”) and LTP goals

Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan, employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

That cost is recognized in personnel expenses (Note 21), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors. Beneficiaries under the LTIP-Goals plan were granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant number of Class A was determined on the last business day of January for awards related to 2019 and, beginning in 2021, on the last business day of March following the year for which such amount was awarded.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

1.3     COVID-19

We have observed that the main impact of the COVID-19 pandemic in Brazil has occurred between late March and June 2020, as most of the Brazilian cities were under social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt on line sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil.

Since early July 2020, most of the cities in Brazil, started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants and bars, among other non-essential and in-store businesses. In response to COVID-19 we have already taken the following actions, among others:

•The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering electronic payment adoption, reaching 6.3 million active merchants and 6.7 million PagBank active users;
•Increased liquidity and cash position (Cash and Cash Equivalents and Financial Investments increased to R$2,458.5 million, up 17.4% compared to 3Q19) and an in depth review of all of our expenses;
•Our employees are our number one priority. Almost 100% of our workforce is still working from home;
•Initiatives to support our merchants: (i) promotion of online and alternative payment methods: Link of Payments, Online Check out,  NFC transactions, and QR Code, (ii) food delivery service PedeFácil, (iii) virtual shopping Zap Commerce, (iv)  partnership with Brazilian Post Offices Envio Fácil; (v) virtual QR Code and card for using corona voucher payment (social subsidy paid by the Brazilian government that can be used through PagBank accounts) (vi) 10% QR Code cash back, (vii) cash back for COVID-19 related programs, including corona vouchers and Bolsa Merenda (Brazilian social security benefits for underprivileged students) in the State of Minas Gerais using free PagBank digital accounts, and (viii) unlimited wire transfers;
•Community matters to us: (i) donating thousands of masks to public hospitals located in the most vulnerable regions of São Paulo, (ii) donating thousands of kits containing basic food, (iii) promoting online concerts with donations of cash, food and health items to UNICEF Brasil, (iv) providing assistance to the most vulnerable families in Brazil.

We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank.

Additionally, we have a solid position in terms of cash, liquidity and working capital levels and in the nine-month period ended September 30, 2020, we have not faced any impairment of our assets.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2020 were authorized for issuance by the PagSeguro Digital’s Board of Directors on November 12, 2020.

2.1.    Basis of preparation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.    New accounting pronouncements

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group does not expect the new standard to materially impact its results of operations.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting pronouncements (Continued)

IFRS 16 – Leases

This standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 - "Leases" and related interpretations. Management has performed an assessment and did not identify any material impacts in the implementation. In January 2020, PagSeguro entered into a lease agreement and recorded in their financial statements, the office (right-of-use) in the amount of R$79,718, which was calculated considering the discount rate of 2.15% per year. Consequently, in September 2020, PagSeguro have a liability in other liabilities (R$12,177 as current other liabilities and R$58,915 as non-current other liabilities) and an asset in property and equipment. Additionally, recognized R$9,148 in administrative expenses (depreciation), R$482 in financial expenses in the nine-month period ended September 30, 2020 and also amortized R$9,148 as the payment of the liability related to the leasing contract.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of our unaudited condensed consolidated interim financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 1: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify: That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and did not have a material impact on our consolidated financial statements and disclosures.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

2.2.    New accounting pronouncements (Continued)

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

3.    Consolidation of subsidiaries

On September 30, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	18,643,265	10,632,303	8,010,962	873,759	99.99	Direct
BS Holding	473,411	—	473,411	40,378	99.99	Direct
Net+Phone	403,412	192,418	210,994	(99,430)	99.99	Indirect
Boa Compra	224,969	165,604	59,365	26,223	99.99	Indirect
BCPS	2,787	(13)	2,800	410	99.50	Indirect
R2TECH	8,890	1,081	7,809	5,802	99.99	Indirect
BIVA	21,603	4,848	16,755	(1,156)	99.99	Indirect
FIDC	3,710,657	392,913	3,317,744	1,364,473	100.00	Indirect
TILIX	13,772	3,341	10,431	(1,591)	99.99	Indirect
BancoSeguro	3,890,658	3,432,669	457,989	41,838	100.00	Indirect
Yamí	912	638	274	143	99.99	Indirect
Registra Seguro	5,000	—	5,000	—	99.99	Indirect
CDS	5,624	3,791	1,833	(546)	99.99	Indirect
ZYGO	5,145	1,618	3,527	(377)	99.99	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2019.

CDS

On August 31, 2020, PagSeguro Group acquired 100.00% of the issued shares of CDS. Total consideration paid amount to R$2,379, which was settled in cash on the same date. We expect that this acquisition will allow us to expand our product and services offering (note 9).

Zygo

On July 23, 2020, PagSeguro Group acquired 100% of the issued shares of Zygo. Total consideration paid amount to R$8,000, which R$5,053 was settled in cash on the same date and the remaining portion of purchase price will be retained for eventual debt. We expect that this acquisition will allow us to expand our product and services offering (note 9).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

4.    Segment reporting

Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.7% and 1.1% for the nine-month periods ended September 30, 2020 and twelve-month periods ended 2019, respectively.

5.    Cash and cash equivalents

	September 30, 2020	December 31, 2019
Short-term bank deposits	78,189	470,073
Short-term investment	1,516,959	933,882
	1,595,148	1,403,955

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019).

6.    Financial investments

Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of September 30, 2020 totaled R$874 (R$846 in Nine-month period ended September 30, 2020).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

7.    Accounts receivable

	September 30, 2020					December 31, 2019
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total
Legal obligors
Itaú	717,064	2,194,870	574,969	—	3,486,903	727,224	2,217,111	593,858	—	3,538,193
Bradesco	1,371,187	234,283	—	313,402	1,918,872	987,984	163,725	—	242,862	1,394,571
Banco do Brasil	874,101	206,614	—	217,174	1,297,889	765,341	140,774	—	152,327	1,058,442
Santander	347,792	1,597,400	—	—	1,945,192	283,348	986,777	—	—	1,270,125
Nubank	—	1,054,572	—	—	1,054,572	—	594,529	—	—	594,529
CEF	140,783	207,466	—	278,805	627,054	145,400	154,473	—	122,324	422,197
Banco Carrefour	80,615	400,534	—	—	481,149	59,681	254,061	—	—	313,742
Porto Seguro	303,339	70,166	—	—	373,505	174,797	39,543	—	—	214,340
Other (iv)	568,527	997,472	—	86,850	1,652,849	388,746	650,854	—	73,677	1,113,277

Total card issuers (i)	4,403,408	6,963,377	574,969	896,231	12,837,985	3,532,521	5,201,847	593,858	591,190	9,919,416

Cielo – Elo	—	—	—	—	161,419	—	—	—	—	153,355
Vero	—	—	—	—	4,236	—	—	—	—	6,662

Total acquirers (ii)	—	—	—	—	165,655	—	—	—	—	160,017

Other current	—	—	—	—	534,947	—	—	—	—	397,746
Other non-current	—	—	—	—	27,847	—	—	—	—	29,943

Total other (iii)	—	—	—	—	562,794	—	—	—	—	427,689

Total accounts receivable	4,403,408	6,963,377	574,969	896,231	13,566,434	3,532,521	5,201,847	593,858	591,190	10,507,122

(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment.

(ii) Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.

(iii) Other accounts receivable: Mainly related to loans and credit card receivables with our customers, this amount is presented net of the expected credit losses.

(iv) Refers to other pulverized receivables from legal obligors.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

7.    Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows

	September 30, 2020	December 31, 2019
Due within 30 days	6,370,907	4,901,532
Due within 31 to 120 days	4,885,638	3,924,348
Due within 121 to 180 days	1,164,294	869,207
Due within 181 to 360 days	1,117,748	782,092
Due after 360 days	27,847	29,943
	13,566,434	10,507,122

8.    Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)Balances and transactions with related parties

	September 30, 2020	December 31, 2019
	Payables	Payables
Immediate parent
UOL - sales of services (a)	15,590	10,575
UOL - shared service costs (b)	10,665	4,229
UOL - deposits (c)	81,754	-
Affiliated companies
UOL Diveo - sales of services (d)	8,870	3,117
Transfolha Transportadora e Distribuição Ltda.	2,246	1,440
Others (e)	11,711	2,826
	130,836	22,187

(a)Sales of services refers mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by UOL in 2020 from BancoSeguro.
(d)Sale of services from the affiliated company UOL Diveo related to colocation services.
(e)Mainly related to Certificate of deposits (CD) acquired by other affiliated companies in 2020 from BancoSeguro. This CD amounted to R$4,815, as of September 30, 2020.
All transactions with related parties are performed under market conditions, including the CD interest rates and payment terms.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

8.    Related-party balances and transactions (continued)

ii)Balances and transactions with related parties

	Three-month Period				Nine-month Period
	September 30, 2020		September 30, 2019		September 30, 2020		September 30, 2019
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - sales of services (a)	777	9,184	661	13,822	2,097	28,914	1,869	35,600
UOL - shared service costs (b)	—	89,522	—	81,352	—	145,760	—	143,257
UOL – deposits	—	553	—	—	—	2,760	—
Affiliated companies							—
UOL Diveo - shared service costs	—	—	—	473	—	22		480
UOL Diveo - sales of services (c)	—	9,987	—	8,749	—	36,187	—	25,585
Transfolha Transportadora e Distribuição Ltda.	—	7,082	—	3,323	—	17,129	—	10,207
Others	5	278	35	2	13	2,830	45	222
	782	116,606	696	107,720	2,110	233,602	1,914	215,351

(a)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses. The increase in the balance refers mainly to payroll related to LTIP.
(c)Sale of services from the affiliated company UOL Diveo related to colocation services.

iii)Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the nine-month period ended September 30, 2020 amounted to R$104,446 (September 30, 2019 - R$107,681).

9.    Business combinations

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business, resulting in the recognition of goodwill of R$12,611. The purchase price allocation was completed in 2019.

On August 9, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$19. The initial consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments. The purchase price allocation was completed in June, 2020, which included the recognition of two separately identified intangible assets with a fair value of R$1,510 and R$127, related to software and non-compete agreement, respectively, and R$68 related to contingencies, resulting in the recognition of goodwill of R$1,450.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

9.    Business combinations (continued)

On July 23, 2020, PagSeguro Group acquired 100% of the share capital and obtained control Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$3,904, resulting in the preliminary recognition of goodwill of R$4,096. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.

On August 31, 2020, PagSeguro Group acquired 100% of the share capital and obtained control CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.

These acquisitions are in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products and services for our digital ecosystem. The fair value of assets and liabilities of CDS and Zygo was as follows:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	2,081
Assets acquired, net of cash	8,628
Liabilities assumed	(4,426)
Value of net assets	6,283
Goodwill	4,096
Purchase cost	10,379
Consideration for the purchase settled in cash	7,432
Cash and cash equivalents at the subsidiary acquired	(2,081)
Amount paid on acquisitions less cash and cash equivalents acquired	5,351

10.     Property and equipment

a)Property and equipment are composed as follows

	September 30, 2020
	Cost	Accumulated depreciation	Net
Data processing equipment	72,558	(30,156)	42,402
Machinery and equipment (a)	1,278,973	(130,242)	1,148,731
Buildings Leasing (b)	80,180	(9,148)	71,032
Other	16,042	(3,135)	12,907
Total	1,447,753	(172,681)	1,275,072

	December 31, 2019
	Cost	Accumulated depreciation	Net
Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (a)	371,741	(28,512)	343,229
Other	12,506	(2,283)	10,223
	449,363	(49,373)	399,990

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

10.     Property and equipment (continued)

b)The changes in cost and accumulated depreciation were as follows

	Data processing equipment	Machinery and equipment (a)	Buildings Leasing (b)	Other	Total
On December 31, 2019
Cost	65,116	371,741	—	12,506	449,363
Accumulated depreciation	(18,578)	(28,512)	—	(2,283)	(49,373)

Net book value	46,538	343,229	—	10,223	399,990

On September 30, 2020
Cost
Purchases	7,151	907,045	79,718	3,059	996,973
Acquisition of subsidiary	291	187	462	476	1,416
Accumulated depreciation	(11,578)	(101,730)	(9,148)	(851)	(123,307)
Net book value	42,402	1,148,731	71,032	12,907	1,275,072
On September 30, 2020
Cost	72,558	1,278,973	80,180	16,042	1,447,753
Accumulated depreciation	(30,156)	(130,242)	(9,148)	(3,135)	(172,681)
Net book value	42,402	1,148,731	71,032	12,907	1,275,072

(a)Net book value of machinery and equipment includes R$1,112,513 of POS devices (R$340,011, as of December 31, 2019), which are amortized over 5 years. The depreciation of POS in the nine-month period ended September 30, 2020, amounted to R$99,510 (R$12,424 in the nine-month period ended September 30, 2019).
(b)As described in Note 2.2, the Company recognized in 2020 the right of use of a building in the amount of R$ 79,718 and a corresponding liability in the same amount. The administrative (depreciation) nine-month period ended September 30, 2020 is R$9,148.

11.     Intangible assets

a)    Intangible assets are composed as follows

	September 30, 2020
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	1,130,191	(416,164)	714,027
Software licenses	87,200	(24,334)	62,866
Goodwill (ii)	39,491	—	39,491
Other	4,720	(690)	4,030
	1,261,602	(441,188)	820,414

	December 31, 2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill	54,858	—	54,858
Other	4,586	(585)	4,001
	905,661	(316,108)	589,553
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, BancoSeguro, Yamí and Zygo.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

11.     Intangible assets (continued)

b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)
Net book value	485,939	44,755	54,858	4,001	589,553

On September 30, 2020
Cost
Additions (i)	345,242	28,236	—	127	373,605
Disposals (ii)	(3,641)	—	(19,463)	—	(23,104)
Acquisition of subsidiary	621	717	4,096	7	5,441
Amortization
Amortization	(114,134)	(10,842)	—	(105)	(125,081)
Net book value	714,027	62,866	39,491	4,030	820,414

On September 30, 2020
Cost	1,130,191	87,200	39,491	4,720	1,261,602
Accumulated amortization	(416,164)	(24,334)	—	(690)	(441,188)
Net book value	714,027	62,866	39,491	4,030	820,414

(i)Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment, digital banking account, etc.
(ii) Refers to goodwill recorded in prior years related to business combinations acquisitions.

12.    Payables to third parties

Payables to third parties correspond mainly to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.

13.    Deposits

	Interest rate (p.a.)	September 30, 2020	December 31, 2019
Certificate of Deposit	121% of CDI	134,920	—
Corporate securities	CDI + 1,59%	60,385	—
		195,305	—

The maturity analysis of deposits is as follows:

	September 30, 2020	December 31, 2019
Due within 31 to 120 days	55,067	—
Due within 121 to 180 days	17,017	—
Due within 181 to 360 days	61,604	—
Due to 361 days or more days	61,617	—
	195,305	—

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

14.    Salaries and social charges

	September 30, 2020	December 31, 2019

Profit sharing	686	50,473
Salaries payable (i)	—	8,045
Social charges	25,990	9,416
Payroll accruals	70,239	27,503
Payroll taxes (LTIP)	6,140	7,323
Other	4,158	4,053
	107,213	106,812

(i)PagSeguro changed in 2020 the salary payment policy to the last day of the month.

15.    Taxes and contributions

	September 30, 2020	December 31, 2019
Taxes
Services tax and other (i)	147,832	223,529
Value-added tax on sales and services (ii)	29,397	31,400
Social integration program (iii)	24,487	22,216
Social contribution on revenues (iii)	150,636	136,682
Income tax and social contribution (iv)	10,322	726
Other	6,530	4,489
	369,204	419,042

	September 30, 2020	December 31, 2019
Judicial deposits (v)
Services tax (i)	(143,036)	(108,026)
Value-added tax on sales and services (ii)	(28,658)	(31,028)
Social integration program (iii)	(23,663)	(21,804)
Social contribution on revenues (iii)	(145,620)	(134,180)
	(340,977)	(295,038)
	28,227	124,004

(i)PagSeguro reversed R$84,294 in June 2020, based on the review of assessment related to the taxation of PIS/COFINS on financial income.
(ii)Refers to the Value-added Tax on Sales and Services (ICMS) due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)Refers to the income tax and social contribution payable.
The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

16.    Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	September 30, 2020	December 31, 2019

Civil	10,175	9,152
Labor	4,378	2,697
	14,553	11,849

The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on September 30, 2020, totaling approximately R$163,787 (December 31, 2019 - R$67,401). The main discussion is related to the taxation of PIS/COFINS on financial income in the amount of R$84,294. The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. Below we demonstrate the movements of the provision for contingencies in the nine-month period ended September 30, 2020:

On December 31,2019	11,849
Accrual	1,976
Settlement	(1,100)
Interest	1,828
On September 30,2020	14,553

17.    Income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences asset	Other temporary differences liabilities (ii)	Total
Deferred tax
On December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)
Included in the statement of income	50,637	2,497	(59,637)	39,550	(397,621)	(364,574)
Other	—			22,218		22,218
On September 30,2019	53,548	4,670	(142,816)	126,483	(516,366)	(474,481)
Included in the statement of income	(3,414)	948	(18,395)	4,932	(162,757)	(178,687)
Other	—	—	—	22,218	—	22,218
On December 31, 2019	50,134	5,618	(161,211)	153,633	(679,123)	(630,950)
Included in the statement of income	165,893	(541)	(79,447)	12,501	(407,414)	(309,007)
Other	2,550	—	—	5	—	2,555
On September 30, 2020	218,577	5,077	(240,658)	166,139	(1,086,537)	(937,402)
Deferred tax asset						97,610
Deferred tax liability						(1,035,012)

(I)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(II)The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

17.    Income tax and social contribution (continued)

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. As of September 30, 2020, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.

b)    Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2020 and 2019:

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Profit for the period before taxes	352,190	468,136	1,260,781	1,378,636
Statutory rate	34%	34%	34%	34%
Expected income tax and social contribution	(119,745)	(159,166)	(428,666)	(468,736)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and donations	(4,745)	(99)	(6,615)	(307)
R&D and technological innovation benefit - Law 11.196/05 (i)	39,976	35,148	93,097	64,255
Taxation of income abroad	(163)	147	1,181	(32)
Other additions	(4,084)	(1,569)	(3,121)	1,272
Income tax and social contribution expense	(88,761)	(125,539)	(344,124)	(403,548)

Effective rate	25%	27%	27%	29%
Income tax and social contribution - current	(13,349)	12,515	(35,117)	(38,974)
Income tax and social contribution - deferred	(75,412)	(138,054)	(309,007)	(364,574)

(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

18.    Equity

a)    Share capital

On September 30, 2020, share capital is represented by 329,016,372 common shares, per value of US$0.000025. Share capital is composed of the following shares for the nine-month period ended September 30, 2020:

December 31, 2018 shares outstanding	327,788,874
Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)
December 31, 2019 shares outstanding	328,855,412

Treasury shares	(325,357)
Long-Term Incentive Plan	1,033,860
Repurchase of common shares	(547,543)
September 30, 2020 shares outstanding	329,016,372

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

18.    Equity (Continued)

b)    Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the nine-month period ended September 30, 2020, the Company recognized LTIP expense in the total amount of R$3,834 (R$36,231 in the nine-month period ended September 30, 2019).

c)    Share based long-term incentive plan (LTIP and LTIP goals)

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

This arrangement is classified as equity settled. For the nine-month period ended September 30, 2020, the Company recognized compensation expenses related to the LTIP and LTIP goals in the total amount of R$132,792 (R$126,454 in the nine-month period ended September 30, 2019).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. On September 30, 2020 total shares granted were 6,970,348, and the total shares issued were 5,125,022.

d)    OCI and equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$1,211 in the nine months ended in September 30, 2020 (negative value in R$425 as of December 31, 2019). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

18.    Equity (Continued)

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of September 30, 2020 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2019) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2019).

e)    Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119 (average of US$20.09 per share) which corresponds to R$39,532.

During the year ended December 31, 2019 a number of 15,000 shares were repurchased for a total of US$422 (average of US$28.14 per share) which corresponds to R$1,735.

During the nine-month period ended September 30, 2020 a number of 547,543 shares were repurchased for a total of US$8,829 (average of US$16.13 per share) which corresponds to R$44,774.

For the nine-month period ended September 30, 2020, the Company distributed treasury shares related to the LTIP in the total amount of R$70,443, representing 872,900 shares.

The number of treasury shares as of September 30, 2020 was 193,285 shares (518,642 shares in December 31, 2019).

19.    Earnings per share

a)    Basic

Basic earnings per share is calculated by dividing net income the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the nine-month periods ended September 30, 2020 and 2019:

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Profit attributable to stockholders of the Company	263,304	342,243	916,110	973,955
Weighted average number of outstanding common shares (thousands)	329,090,226	320,287,930	329,090,226	320,287,930
Basic earnings per share - R$	0.8001	1.0685	2.7838	3.0409

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

b)    Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Profit used to determine diluted earnings per share	263,304	342,243	916,110	973,955
Weighted average number of outstanding common shares (thousands)	329,090,226	320,287,930	329,090,226	320,287,930
Weighted average number of shares that would have been issued at average market price	547,465	10,315,317	547,465	10,315,317
Weighted average number of common shares for diluted earnings per share (thousands)	329,637,691	330,603,247	329,637,691	330,603,247
Diluted earnings per share - R$	0.7988	1.0352	2.7791	2.9460

20.    Total revenue and income

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Gross revenue from transaction activities and other services (i)	1,359,683	1,008,337	3,409,776	2,748,670
Gross revenue from sales (ii)	—	57,875	—	243,728
Gross financial income (iii)	548,235	546,046	1,578,288	1,483,480
Other financial income (iv)	24,747	30,833	124,705	101,257
Total gross revenue and income	1,932,665	1,643,091	5,112,769	4,577,135

Deductions from gross revenue from transactions activities and other services (v)	(147,712)	(128,981)	(374,539)	(357,371)
Deductions from gross revenue from sales (ii)	—	(42,936)	—	(97,746)
Deductions from gross financial income (vi)	(3,480)	(8,215)	(12,018)	(17,977)
Total deductions from gross revenue and income	(151,192)	(180,132)	(386,557)	(473,094)
Total revenue and income	1,781,473	1,462,959	4,726,212	4,104,041

(i)In the nine-month period ended September 30, 2020, R$86,638 (R$41,233 in the three-month period ended September 30, 2020) corresponds to membership fee. In the nine-month period ended September 30, 2019, R$18,677 (R$18.677 in the three-month period ended September 30, 2019.)
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)Deductions consist of transactions taxes. Additionally, in the nine-month period ended September 30, 2020, R$8,278 (R$3,927 in the three-month period ended September 30, 2020) corresponds to membership fee taxes. in the nine-month period ended September 30, 2019, R$1,728 (R$1,728 in the three-month period ended September 30, 2019).
(vi)Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

21.    Expenses by nature

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Transactions costs (i)	(801,853)	(468,030)	(1,947,708)	(1,281,702)
Cost of goods sold (ii)	—	(88,944)	—	(395,006)
Marketing and advertising	(115,934)	(136,020)	(370,154)	(332,143)
Personnel expenses (iii)	(205,894)	(136,282)	(409,321)	(307,532)
Financial expenses (iv)	(16,256)	(6,510)	(79,690)	(14,553)
Chargebacks (v)	(82,473)	(62,257)	(212,969)	(136,741)
Depreciation and amortization (vii)	(101,528)	(34,073)	(242,513)	(82,208)
Other (vi)	(105,345)	(62,707)	(203,077)	(175,520)
	(1,429,283)	(994,823)	(3,465,431)	(2,725,405)
Classified as:
Cost of services	(1,057,233)	(560,187)	(2,619,159)	(1,502,059)
Cost of sales	—	(124,075)	—	(484,375)
Selling expenses	(151,626)	(164,556)	(451,850)	(378,613)
Administrative expenses	(197,109)	(134,585)	(377,145)	(336,822)
Financial expenses	(16,256)	(6,510)	(79,690)	(14,553)
Other income (expenses), net	(7,059)	(4,910)	62,413	(8,983)
	(1,429,283)	(994,823)	(3,465,431)	(2,725,405)

(i)In the nine-month period ended September 30, 2020, the increase is mainly represented by R$183,037 (R$57,718 in the three-month period ended September 30, 2020) related to taxes paid on intercompany sale of POS devices and the amount of R$154,022 (R$79,721 in the three-month period ended September 30, 2020) related to other costs (mainly related to freight, maintenance of POS and storage). Additionally, in the nine-month and three-month periods ended September 30, 2020, costs in the amount of R$1,144,801 and R$475,813 (R$989,120 and R$353,650 in the nine-month and three-month periods ended September 30, 2019), respectively are related to interchange with the card issuers costs and the costs in amount of R$304,858 and R$121,868 (R$201,681 and R$83,303 in the nine-month and three-month periods ended September 30, 2019), respectively are related to card scheme fees.
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes R$132,792 and R$126,454 of compensation expenses related to the LTIP and LTIP goals for the nine-month period ended September 30, 2020 and 2019, respectively. The increase in personnel expenses is mainly related to the variation of the social charges payable over LTIP amounts given the appreciation of PAGS’ stock price in reais in August 2020, vesting period for the majority of LTIP plans.
(iv)Relates mainly to the early payment of receivables, which amounted to R$37,394 in the nine-month period ended September 30, 2020 (R$4,572 in the three-month period ended September 30, 2020).
(v)Chargebacks refer mainly to losses recognized during the period related to fraud on card processing operations, as detailed in Note 23.
(vi)On June 30, 2020, PagSeguro reversed R$84,294 as detailed in Notes 15 and 16.
(vii)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

21.    Expenses by nature (Continued)

	Three-month period		Nine-month period
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Depreciation
Cost of sales and services (i)	(52,310)	(8,871)	(110,406)	(17,846)
Selling expenses	(7)	(6)	(19)	(21)
Administrative expenses	(4,578)	(1,305)	(12,883)	(3,028)
	(56,895)	(10,182)	(123,308)	(20,895)
Amortization
Cost of sales and services	(45,775)	(25,260)	(122,554)	(67,057)
Administrative expenses	(819)	(576)	(2,527)	(1,250)
	(46,594)	(25,836)	(125,081)	(68,307)
PIS and COFINS credits (ii)	1,961	1,945	5,874	6,994
Depreciation and amortization expense, net	(101,528)	(34,073)	(242,513)	(82,208)

(i)The depreciation of POS in the nine-month period ended September 30, 2020, amounted to R$99,510 (R$48,486 in the three-month period ended September 30, 2020).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

22.    Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2020	December 31, 2019
Financial assets
Amortized cost:
Cash and cash equivalents	1,595,148	1,403,955
Accounts receivables	13,566,434	10,507,122
Other receivables	66,223	84,099
Judicial deposits	6,800	5,651
Investment	1,500	1,500
Fair value through other comprehensive income
Financial investments	863,311	1,349,666
	16,099,416	13,351,993
	September 30, 2020	December 31, 2019
Financial liabilities
Amortized cost:
Payables to third parties	7,660,026	5,326,290
Trade payables	214,686	256,281
Trade payables to related parties	130,836	22,187
Other liabilities	289,636	73,129
Deposits	195,305	—
Fair value through profit or loss
Contingent consideration (included in other liabilities)	—	15,800
	8,490,489	5,693,687

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

23.    Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of September 30, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to the risk of changes in market interest rates mostly due to its capital structure that takes into consideration a reduced amount of debt.

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. As of September 30, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to foreign exchange risk.

Equity price risk

The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of September 30, 2020, and December 31, 2019, the exposure to equity price from such investments was not material.

Fraud risk (chargeback)

The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

23.    Financial risk management (Continued)

The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback as disclosed in note 21, remain stable compared with the growth of our TPV.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring;
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules.

A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

23.    Financial risk management (Continued)

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On September 30, 2020, PagSeguro Group held cash and cash equivalents of R$1,595,148 (R$1,403,955 on December 31, 2019).

The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On September 30, 2020
Payables to third parties	6,515,146	736,902	202,856	205,122	—
Trade payables	213,647	1,039	—	—	—
Payables to related parties	—	58,929	—	71,907	—
Deposits	—	55,067	17,017	61,604	61,617
On December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	—
Trade payables	235,838	19,472	—	600	371
Trade payables to related parties	—	22,187	—	—	—

24.    Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans on September 30, 2020, and December 31, 2019. Therefore, no gearing ratio is presented.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

25.    Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of September 30, 2020:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	924,426	670,722	—
Financial investments	863,311	—	—
Accounts receivable	—	13,566,434	—
Other receivables	—	66,224	—
Judicial deposits	—	6,800	—
Investment	—	—	1,500
Financial liabilities
Payables to third parties	—	7,660,026	—
Trade payables	—	214,686	—
Payables to related parties	—	130,836	—
Deposits	—	195,305	—
Other liabilities	—	289,636	—

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)
As of September 30, 2020 and for the three and nine-month periods ended September 30, 2020
(All amounts in thousands of reais unless otherwise stated)

25.    Fair value measurement (continued)

Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

There were no transfers between Levels 1, 2 and 3 during the nine-month period ended September 30, 2020.

26.    Events after the reporting period

On October 30, 2020, PagSeguro completed the acquisition of 100% of the share capital and obtained control of Wirecard Brazil (Moip) after obtaining all regulatory approvals. R$307,855 has been already paid in cash on that date and the final purchase price depends on the final audited working capital, cash and debt figures.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2020

    PagSeguro Digital Ltd.

By: /s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations Officer,
Chief Accounting Officer and Director